CUSIP No. G6S41R101

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RVL Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

January 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	Page 2 of 6

(1)	Name of Reporting Persons Avista Healthcare Partners GP, Ltd.

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,730,864

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 23.9%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 3 of 6

(1)	Name of Reporting Persons Avista Healthcare Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,730,864

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 23.9%

(14)	Type of Reporting Person PN

CUSIP No. G6S41R101	Page 4 of 6

Introduction

This Amendment No. 4 amends the statement on Schedule 13D (the “Schedule 13D”) related to the ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”), of RVL Pharmaceuticals plc, an Irish public limited company (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2020, as amended by Amendment No. 1 thereto filed with the SEC on November 23, 2020, Amendment No. 2 thereto filed with the SEC on October 14, 2021 and Amendment No. 3 thereto filed with the SEC on August 9, 2022. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Item 2. Identity and Background.

(a) This Amendment No. 4 to the Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) Avista Healthcare Partners GP, Ltd., a Bermuda limited company (“AHP GP”); and (2) Avista Healthcare Partners, L.P., a Bermuda limited partnership (“AHP LP” and together with AHP GP, the “Avista Funds”). The agreement among Reporting Persons relating to the joint filing of the Schedule 13D is attached to this Statement as Exhibit 1.

AHP GP serves as the general partner of AHP LP. By virtue of this relationship, AHP GP may be deemed to share beneficial ownership of the Ordinary Shares held by AHP LP. Voting and disposition decisions at AHP GP with respect to the Ordinary Shares held AHP LP are made by an investment committee, the members of which include David Burgstahler and Sriram Venkataraman, each of whom is a member of the Company’s board of directors. Each of the members of each investment committee disclaims beneficial ownership of the Ordinary Shares held by such Avista Funds.

(b) The business address of each Reporting Person and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.

(c) The principal occupation or employment of AHP LP is to acquire, hold and dispose of interests in various companies, including the Company, for investment purposes and to take all actions incident thereto. The principal occupation or employment of AHP GP is to serve as general partner to AHP LP. The principal occupation or employment of each of the other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is to serve as a partner of Avista Capital Holdings, L.P. and a member of the investment committee of AHP GP, among other affiliated entities.

(d) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  AHP GP and AHP LP are each organized under the laws of Bermuda. Each of the natural persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is a citizen of the United States of America.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraph immediately following the seventh paragraph:

On January 27, 2023, Orbit Co-Invest III LLC (“Orbit III”) completed a distribution in kind of 1,032,995 Ordinary Shares to its members. Following the distribution in kind, Orbit III did not hold any Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Amendment No. 4 to the Schedule 13D are based upon 99,257,987 Ordinary Shares outstanding as of January 27, 2023. The Reporting Persons may be deemed to beneficially own an aggregate of 23,730,864 Ordinary Shares, which constitutes approximately 23.9% of the Company’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Amendment No. 4 to the Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those Ordinary Shares held by any other Reporting Person.

AHP LP may be deemed to beneficially own 23,730,864 Ordinary Shares, which represents approximately 23.9% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

CUSIP No. G6S41R101	Page 5 of 6

AHP GP, as the general partner of AHP LP, may be deemed to beneficially own 23,730,864 Ordinary Shares, which represents approximately 23.9% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. In addition, as a result of the Shareholders Agreement, the Avista Funds may be deemed to be part of such a “group” with the Altchem Entities with respect to the Company’s securities. Based on the disclosure in the Company’s Definitive Proxy Statement on Schedule 14A filed on April 25, 2022, (i) Orbit A-I may be deemed to beneficially own 1,182,243 Ordinary Shares, which represents approximately 1.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act, and (ii) Altchem Limited, as the holder of 22,485,297 Ordinary Shares and the manager of Orbit A-I, may be deemed to beneficially own 23,667,540 Ordinary Shares, which represents approximately 23.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Other than as set forth in Item 4 herein, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, dated January 30, 2023, by and between Avista Healthcare Partners GP, Ltd. and Avista Healthcare Partners, L.P.

CUSIP No. G6S41R101	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2023

AVISTA HEALTHCARE PARTNERS GP, LTD.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Chief Administrative Officer and General Counsel

AVISTA HEALTHCARE PARTNERS, L.P.

by Avista Healthcare Partners GP, Ltd., its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel